Exhibit 22.1

Subsidiary Guarantors

The following wholly-owned subsidiaries of Bonanza Creek Energy, Inc. (the “Issuer”) will be guarantors of the of 7.5% Senior Notes due 2026 to be issued by the Issuer.

Exact Name of Additional Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	Role
Bonanza Creek Energy Operating Company, LLC	Delaware	Guarantor
Holmes Eastern Company, LLC	Delaware	Guarantor
Rocky Mountain Infrastructure, LLC	Delaware	Guarantor
Boron Merger Sub, Inc.	Delaware	Guarantor